Exhibit 99.4

Execution Version

GUARANTEE

THIS GUARANTEE is made as of the 24th day of September, 2025,

BY:	BROOKFIELD INFRASTRUCTURE PARTNERS L.P., an exempted limited partnership formed under the laws of Bermuda (“BIP”)

- and -

BROOKFIELD INFRASTRUCTURE L.P., an exempted limited partnership formed under the laws of Bermuda (“Holding LP”)

- and -

BIP Bermuda holdings i limited, an exempted company incorporated under the laws of Bermuda

(“BRM Holdco”)

- and -

BROOKFIELD INFRASTRUCTURE holdings (canada) inc., a corporation existing under the laws of British Columbia

(“Can Holdco”)

- and -

BROOKFIELD INFRASTRUCTURE LLC, a limited liability company formed under the laws of Delaware

(“BI LLC”)

(each, a “Guarantor” and, collectively, the “Guarantors”)

IN FAVOUR OF:	COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada

(the “Trustee”)

RECITALS:

A.	The Issuers (as defined below) and the Trustee have entered into a sixteenth supplemental indenture dated as of the date hereof to the indenture dated as of October 10, 2012, as supplemented (but excluding, for greater certainty, the first supplemental indenture dated as of October 10, 2012, the second supplemental indenture dated as of March 11, 2015, the third supplemental indenture dated as of October 30, 2015, the fourth supplemental indenture dated as of October 30, 2015, the fifth supplemental indenture dated as of February 22, 2017, the sixth supplemental indenture dated as of September 10, 2018, the seventh supplemental indenture dated as of October 7, 2019, the eighth supplemental indenture dated as of September 1, 2020, the ninth supplemental indenture dated as of April 25, 2022, the tenth supplemental indenture dated as of April 25, 2022, the eleventh supplemental indenture dated as of November 14, 2022, the twelfth supplemental indenture dated as of November 14, 2022, the thirteenth supplemental indenture dated as of July 27, 2023, the fourteenth supplemental indenture dated as of July 27, 2023 and the fifteenth supplemental indenture dated as of September 24, 2025) (as the same may be further amended, extended, restated, supplemented or otherwise modified from time to time, the “Indenture”), providing for the issuance of the Notes (as defined below).

B.	Each Issuer is either a Subsidiary or an Affiliate of each Guarantor.

C.	Each Guarantor will, directly or indirectly, benefit from the issuance of the Notes under the Indenture and, accordingly, desires to execute this Guarantee.

NOW THEREFORE in consideration of the foregoing and other benefits accruing to each Guarantor, the receipt and sufficiency of which are hereby acknowledged, each Guarantor hereby covenants and agrees with the Trustee as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Agreement, all capitalized terms used and not defined in this Agreement will have the meanings given to such terms in the Indenture. In addition, the following terms will have the following meanings:

1.1.1           “Additional Guarantor” means a “Guarantor” as that term is defined in the Indenture, other than the Guarantors under this Agreement;

1.1.2           “this Agreement”, “this Guarantee”, “herein”, “hereof”, “hereby”, “hereunder” and any similar expressions refer to this Guarantee as it may be supplemented, amended or restated from time to time, and not to any particular Article, section or other portion hereof;

1.1.3           “BIPC Holdings” means BIPC Holdings Inc.;

1.1.4           “Event of Default” means the occurrence of any of the following:

(a)	any Event of Default under the Indenture;

(b)	failure on the part of any Guarantor to perform or comply with Section 5.3 of this Agreement;

(c)	failure on the part of any Guarantor to perform any other covenant or agreement of the Guarantors under this Agreement, which failure continues for a period of 60 consecutive days after a written notice specifying such failure to perform has been given, by registered or certified mail, to the Guarantors by the Trustee or Trustees or to the Guarantors and the Trustee or Trustees by the Holders of at least 25% in principal amount of Outstanding Notes; or

(d)	failure on the part of any Guarantor to make payment of any amounts payable by it under this Agreement;

1.1.5           “Guaranteed Obligations” means the principal of, premium, if any, Additional Amounts, if any, and interest on all Notes issued by the Issuers under the Indenture from time to time when and as the same shall become due and payable, whether at maturity, upon redemption, acceleration or otherwise, and all other obligations and liabilities owing by the Issuers to the Trustee or Trustees under the Indenture, whether present or future, absolute or contingent, liquidated or unliquidated, as principal or as surety, alone or with others, of whatsoever nature or kind, in any currency, under or in respect of the Indenture;

1.1.6           “Guarantors” means, notwithstanding anything in the indenture dated as of October 10, 2012 to the contrary, collectively, BIP, Holding LP, BRM Holdco, Can Holdco and BI LLC, and each other material Subsidiary of Holding LP formed or acquired after the date hereof and which delivers a guarantee; and “Guarantor” means any of them;

1.1.7            “Guarantors’ Counsel” means legal counsel retained by the Guarantors;

1.1.8            “Holder” means the Person in whose name a Note is registered in the Note Register;

1.1.9           “Issuers” means Brookfield Infrastructure Finance ULC, a corporation incorporated under the laws of Alberta, Brookfield Infrastructure Finance LLC, a company formed under the laws of Delaware, Brookfield Infrastructure Finance Limited, a company incorporated under the laws of Bermuda, and Brookfield Infrastructure Finance Pty Ltd, a company incorporated under the laws of Australia, and each of their respective successors; “Issuer” means any one of them;

1.1.10         “Notes” means the 4.526% medium term notes, Series 16, due September 24, 2035;

1.1.11        “Officer’s Certificate” means a certificate of a Guarantor or the general partner of a Guarantor, as applicable, signed by any one Board member or officer of such Guarantor or the general partner of such Guarantor, as applicable, in his capacity as an officer and not in his personal capacity; and

1.1.12         “Proceedings” means any receivership, insolvency, proposal, bankruptcy, compromise, arrangement, winding-up, dissolution or other similar judicial proceedings.

1.2	Headings

The inclusion of headings in this Agreement is for convenience of reference only and shall not affect the construction or interpretation hereof.

1.3	References to Articles and Sections

Whenever in this Agreement a particular Article, section or other portion thereof is referred to, such reference pertains to the Article, section or portion thereof contained herein unless otherwise indicated.

1.4	Currency

All amounts in this Agreement are stated and shall be paid in Canadian Currency, provided that if Guaranteed Obligations are outstanding in a Currency other than Canadian Currency, a Guarantor, at its option, may pay such amounts in such other Currency, to the extent that the Guaranteed Obligations are outstanding in such other Currency.

1.5	Gender and Number

In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing gender include all genders or the neuter, and words importing the neuter include all genders.

1.6	Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable law, the parties waive any provision of law which renders any provision of this Agreement invalid or unenforceable in any respect.

1.7	Entire Agreement

This Agreement constitutes the entire agreement between the parties pertaining to the subject matter of this Agreement.

1.8	Governing Law, Attornment

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and each Guarantor hereby irrevocably attorns to the jurisdiction of the courts of Ontario.

1.9	Counterparts

This Agreement may be executed in several counterparts, each of which once executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument. This Agreement may be executed and delivered by facsimile or other electronic transmission of a counterpart hereof bearing a manual, facsimile or other electronic signature.

Article 2
GUARANTEE

2.1	Guarantee

Each Guarantor unconditionally, jointly and severally with each other and BIPC Holdings, guarantees the due payment of all Guaranteed Obligations.

2.2	Continuing Guarantee

The guarantee herein shall be a continuing guarantee of the payment of all the Guaranteed Obligations and shall apply to and secure any ultimate balance thereof due or remaining unpaid. The guarantee herein shall not be considered as wholly or partially satisfied by the intermediate payment or satisfaction at any time of all or any part of the Guaranteed Obligations.

Article 3
ENFORCEMENT of GUARANTEE

3.1	Demand

Upon the occurrence of an Event of Default, the Guarantors shall, on demand by the Trustee or Trustees, forthwith pay to the Trustee or Trustees all Guaranteed Obligations for which such demand was made. Each Guarantor shall be jointly and severally liable with each other and BIPC Holdings for all obligations of the Guarantors hereunder.

3.2	Right to Immediate Payment or Performance

The Trustee or Trustees shall not be bound to make any demand on or to seek or exhaust their recourse against the Issuers or any other Person before being entitled to demand payment from the Guarantors or any one of them and enforce their rights under this Agreement, and each Guarantor hereby renounces all benefits of discussion and division.

3.3	Trustee’s Statement

The statement in writing of the Trustee or Trustees as to the amount payable hereunder shall be binding upon the Guarantors and conclusive against them in the absence of manifest error.

Article 4
PROTECTION OF TRUSTEE

4.1	Liability Absolute

The liability of the Guarantors hereunder shall be absolute and unconditional and shall not be discharged, diminished or in any way affected by:

4.1.1           any amalgamation, merger, consolidation or reorganization of an Issuer, a Guarantor or a Trustee, or any continuation of an Issuer, a Guarantor or a Trustee from the statute under which it now or hereafter exists to another statute, whether under the laws of the same jurisdiction or another jurisdiction;

4.1.2           any change in the name, business, objects, capital structure, ownership, constating documents, by-laws or resolutions of an Issuer, a Guarantor or a Trustee, including without limitation any transaction (whether by way of transfer, sale or otherwise) whereby all or any part of the undertaking, property and assets of an Issuer, a Guarantor or a Trustee becomes the property of any other Person;

4.1.3           any Proceedings of or affecting an Issuer, a Guarantor, a Trustee or any other Person, and any court orders made or action taken by an Issuer, a Guarantor, a Trustee or any other Person under or in connection with those Proceedings, whether or not those Proceedings or orders or that action results in any of the matters described in Section 4.2 occurring with or without the consent of the Trustee or Trustees;

4.1.4           any defence, counterclaim or right of set-off available to an Issuer; and

4.1.5             any other circumstance which might otherwise constitute in whole or in part a defence available to, or a discharge of, a Guarantor, an Issuer or any other Person in respect of the Guaranteed Obligations or the liability of a Guarantor.

4.2	Dealings by Trustee

The Trustee or Trustees may from time to time in their absolute discretion, without discharging, diminishing or in any way affecting the liability of the Guarantors hereunder:

4.2.1           enforce or take action under or abstain from enforcing or taking action under the Indenture, any other guarantee or any other agreement;

4.2.2           renew all or any part of the Guaranteed Obligations or grant extensions of time or any other indulgences to an Issuer or to any other guarantor or other Person liable directly or as surety for all or any part of the Guaranteed Obligations;

4.2.3             accept or make any compositions or arrangements with or release, discharge or otherwise deal with or abstain from dealing with an Issuer or any other guarantor or other Person liable directly or as surety for all or any part of the Guaranteed Obligations;

4.2.4           apply all money at any time received from any Issuer in respect of the Guaranteed Obligations upon such part of the Guaranteed Obligations as the Trustee or Trustees may see fit or change any such application in whole or in part from time to time as each of them may see fit;

4.2.5           in whole or in part prove or abstain from proving a claim of the Trustee or Trustees in any Proceedings of or affecting an Issuer or any other Person; and

4.2.6           agree with an Issuer, any other guarantor or any other Person to do anything described in Sections 4.2.1 to 4.2.5,

whether or not any of the matters described above occur alone or in connection with one or more other such matters.

Article 5
covenants of the GUARANTORS

5.1	Limitations on Indebtedness

The Guarantors will not, and will not permit any of their Subsidiaries to, directly or indirectly, issue, incur, assume or otherwise become liable for or in respect of any Funded Indebtedness unless, after giving effect thereto, the Funded Indebtedness of BIP, calculated on a consolidated basis, would not exceed 75% of Total Consolidated Capitalization.

5.2	Limitations on Liens

No Guarantor will create, incur, assume or permit to exist any lien on any property or asset now owned or hereafter acquired by it, unless at the same time the Notes are secured equally and ratably with such lien, provided that this will not apply to Permitted Encumbrances. Upon being advised by the Guarantors in writing in an Officer’s Certificate that security has been provided for the Guaranteed Obligations on an equal and ratable basis in connection with the grant to a third party of security and subsequently such security to the third party is released, the Trustee will forthwith release the security granted for the Guaranteed Obligations.

5.3	Limitations Concerning Merger, Consolidations and Certain Asset Sales

No Guarantor shall enter into any transaction or series of transactions whereby all or substantially all of its undertaking, property and assets would become the property of any other Person (herein called a “Successor”), whether by way of conveyance, transfer, lease, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise (herein a “Successor Transaction”), unless:

(a)	the Successor shall have executed, prior to or contemporaneously with the consummation of any such transaction, an assumption of the obligations of the applicable Guarantor under this Agreement, including the due and punctual payment of all amounts payable hereunder, and such other instruments as in the opinion of the Guarantors’ Counsel are necessary or advisable to evidence the agreement of the Successor to observe and perform all the covenants and obligations of the applicable Guarantor under this Agreement;

(b)	immediately after giving effect to such transaction, no Event of Default, and event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing; and

(c)	such Guarantor or such Successor shall have delivered to the Trustee or Trustees an opinion of Guarantors’ Counsel (for which the provider of such opinion may rely on an Officer’s Certificate for factual matters), to the effect that such Successor Transaction complies with this Section 5.3 and that all conditions precedent herein provided for relating to such Successor Transaction have been complied with.

provided, however, the provisions of this Section 5.3 shall not be applicable to any transaction between or among any one or more of any Issuer, any Guarantor, BIPC Holdings, an Additional Guarantor and/or any Subsidiary of any of them.

Upon any Successor Transaction in accordance with this Section 5.3, the Successor shall succeed to, and be substituted for, and may exercise every right and power of, the applicable Guarantor under this Guarantee with the same effect as if such Successor had been named as such Guarantor herein, and in the event of any such conveyance or transfer, such Guarantor (which term shall for this purpose mean the Person named as such “Guarantor” in the first paragraph of this Guarantee or any successor Person which shall theretofore become such in the manner described in this Section 5.3), shall be discharged of all obligations and covenants under this Guarantee and may be dissolved and liquidated.

Article 6
REPRESENTATIONS AND WARRANTIES

6.1	Representations and Warranties

Each Guarantor represents and warrants to the Trustee or Trustees as follows:

6.1.1            it is duly created and existing under the laws of its jurisdiction of formation or incorporation, as applicable, and has the power and capacity to own its properties and assets and to carry on its business as presently carried on by it;

6.1.2           it has the power and capacity to enter into this Agreement and to do all acts and things as are required or contemplated hereunder to be done, observed and performed by it;

6.1.3           it has taken all necessary corporate and, if applicable, partnership action to authorize the execution, delivery and performance of this Agreement;

6.1.4           if applicable, there is no unanimous shareholder agreement which restricts, in whole or in part, the powers of the directors of such Guarantor to manage or supervise the business and affairs of such Guarantor;

6.1.5           the entering into of this Agreement and the performance by such Guarantor of its obligations hereunder does not and will not contravene, breach or result in any default under the constating documents of such Guarantor or under any material mortgage, lease, agreement or other legally binding instrument, license, permit or law to which such Guarantor is a party or by which such Guarantor or any of its properties or assets may be bound and will not result in or permit the acceleration of the maturity of any indebtedness, liability or obligation of such Guarantor under any material mortgage, lease, agreement or other legally binding instrument of or affecting such Guarantor; and

6.1.6           no authorization, consent or approval of, of filing with or notice to, any Person or governmental body is required in connection with the execution, delivery or performance of this Agreement by such Guarantor.

Article 7
DEFAULT

7.1	Judgment Against the Guarantor

In case of any judicial or other proceedings to enforce the rights of the Holders, judgment may be rendered against a Guarantor in favour of the Holders or in favour of the Trustee or Trustees, as trustee(s) for the Holders, for any amount which may remain due in respect of the Notes and the interest thereon.

7.2	Immunity of Shareholders, Directors and Officers

The Trustee or Trustees and the Holders by their acceptance of the Notes hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future incorporator, shareholder, director, officer or partner of a Guarantor or the general partner of a Guarantor, as applicable, or of any successor thereof for the payment of the principal of or premium or interest on any of the Notes or on any covenant, agreement, representation or warranty by a Guarantor herein or in the Notes contained.

7.3	Recourse Against BIP and Holding LP

Notwithstanding anything contained in this Guarantee or the Indenture to the contrary, the obligations of BIP and Holding LP hereunder will be performed, satisfied and paid only out of, and enforced only against, and recourse will only be had against, the assets of BIP and Holding LP, respectively. This Agreement and the obligations of BIP and Holding LP hereunder will not be personally binding upon, and resort will not be had to, nor will recourse or satisfaction be sought from the private property of any of the limited partners of BIP and Holding LP, respectively.

Article 8
MISCELLANEOUS

8.1	Incorporation by Reference

The provisions of Sections 1.5 (Notices, etc. to Trustee and Issuers) and 1.6 (Notice to Holders; Waiver), and Articles 6 (The Trustees), 9 (Supplemental Indentures) and 15 (Meetings of Holders of Notes) of the Indenture shall apply mutatis mutandis to this Guarantee.

8.2	Payment of Costs and Expenses

The Guarantors shall pay to the Trustee or Trustees on demand all reasonable costs and expenses of the Trustee or Trustees, their officers, employees and agents and any receiver or receiver-manager appointed by them or by a court in connection with this Agreement, including, without limitation, in connection with:

8.2.1            any actual or proposed amendment or modification hereof or any waiver hereunder and all instruments supplemental or ancillary thereto;

8.2.2           obtaining advice as to the Trustee’s or Trustees’ rights and responsibilities under this Agreement; and

8.2.3           the defence, establishment, protection or enforcement of any of the rights or remedies of the Trustee or Trustees under this Agreement including, without limitation, all costs and expenses of establishing the validity and enforceability of, or of collection of amounts owing under, this Agreement;

and further including, without limitation, all of the reasonable fees, expenses and disbursements of the Trustee’s or Trustees’ lawyers, on a substantial indemnity basis, incurred in connection therewith and all sales or value-added taxes payable by the Trustee or Trustees (whether refundable or not) on all such costs and expenses.

8.3	No Waiver

No delay on the part of the Trustee or Trustees in the exercise of any right, power or remedy hereunder or otherwise shall operate as a waiver thereof, and no single or partial exercise by the Trustee or Trustees of any right, power or remedy shall preclude other or further exercise thereof or the exercise of any other right, power or remedy. No action of the Trustee or Trustees permitted hereunder shall in any way impair or affect their rights, powers or remedies under this Agreement.

8.4	Termination

For greater certainty, this Guarantee shall terminate and be of no further force and effect at the earlier of the date that: (i) the Guaranteed Obligations have been indefeasibly paid or performed in full; and (ii) all of the Notes have been purchased by an Affiliate of any Issuer in accordance with the Indenture.

8.5	Successors and Assigns

This Agreement shall be binding upon each Guarantor and its successors and enure to the benefit of the Trustee or Trustees and their successors and assigns.

8.6	Copy Received

Each Guarantor acknowledges receipt of a copy of this Agreement.

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IN WITNESS WHEREOF each Guarantor has executed this Agreement as of the date first above written.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

by:	/s/ James Bodi
	Name:	James Bodi
	Title:	Vice President

BROOKFIELD INFRASTRUCTURE L.P., by its managing general partner, BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

by:	/s/ James Bodi
	Name:	James Bodi
	Title:	Vice President

BIP BERMUDA HOLDINGS I LIMITED

by:	/s/ James Bodi
	Name:	James Bodi
	Title:	Director

[Guarantee of the Series 16 Notes]

BROOKFIELD INFRASTRUCTURE HOLDINGS (CANADA) INC.

by:	/s/ Keir Hunt
	Name:	Keir Hunt
	Title:	Managing Director

BROOKFIELD INFRASTRUCTURE LLC

by:	/s/ Fred Day
	Name:	Fred Day
	Title:	President

[Guarantee of the Series 16 Notes]